

03054974

SECU[...] [...]MMISSION
Washington, D.C. 20549


SEC MAIL
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SEC FILE NUMBER
8- 65325

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/01 (MM/DD/YY) AND ENDING 09/30/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Crisp Hughes Evans Brokerage LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11 Brendan Way
(No. and Street)

Greenville (City) SC (State) 29615 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kent Satterfield 864 213 5345
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Gamble Givens & Moody LLC
(Name – *if individual, state last, first, middle name*)

200 Meeting Street Suite 401 (Address) Charleston (City), SC (State) 29401 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
DEC 23 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, L. Kent Satterfield, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Crisp Hughes Evans Brokerage LLC, as of September 30, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

L. Kent Satterfield
Signature

President
Title

Trudy Glosson
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FORM X-17A-5	**FOCUS REPORT** **(Financial and Operational Combined Uniform Single Report)** **Part IIA Quarterly 17a-5(a)** **INFORMATION REQUIRED OF BROKERS AND DEALERS PURSUANT TO RULE 17**

COVER

Select a filing method: Basic ⦿ Alternate ○ [0011]

Name of Broker Dealer: CRISP HUGHES EVANS BROKERAGE L [0013]

SEC File Number: 8- 65325 [0014]

Address of Principal Place of Business: 11 BRENDAN WAY, SUITE 202 [0020]

GREENVILLE [0021] SC [0022] 29615 [0023]

Firm ID: 120639 [0015]

For Period Beginning 07/01/2003 [0024] And Ending 09/30/2003 [0025]

Name and telephone number of person to contact in regard to this report:

Name: L. Kent Satterfield [0030] Phone: (864)288-5544 [0031]

Name(s) of subsidiaries or affiliates consolidated in this report:

Name: ______ [0032] Phone: ______ [0033]

Name: ______ [0034] Phone: ______ [0035]

Name: ______ [0036] Phone: ______ [0037]

Name: ______ [0038] Phone: ______ [0039]

Does respondent carry its own customer accounts? Yes ○ [0040] No ⦿ [0041]

Check here if respondent is filing an audited report ☐ [0042]

ASSETS

Consolidated ○ [0198] Unconsolidated ◉ [0199]

			Allowable	Non-Allowable	Total
1.	Cash		14,392 [0200]		14,392 [0750]
2.	Receivables from brokers or dealers:				
	A.	Clearance account	[0295]		
	B.	Other	[0300]	[0550]	0 [0810]
3.	Receivables from non-customers		[0355]	[0600]	0 [0830]
4.	Securities and spot commodities owned, at market value:				
	A.	Exempted securities	[0418]		
	B.	Debt securities	[0419]		
	C.	Options	[0420]		
	D.	Other securities	[0424]		
	E.	Spot commodities	[0430]		0 [0850]
5.	Securities and/or other investments not readily marketable:				
	A.	At cost [0130]			
	B.	At estimated fair value	[0440]	[0610]	0 [0860]
6.	Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:		[0460]	[0630]	0 [0880]
	A.	Exempted securities [0150]			
	B.	Other securities [0160]			
7.	Secured demand notes market value of collateral:		[0470]	[0640]	0 [0890]
	A.	Exempted securities			

	[0170]			
	B. Other securities			
	[0180]			
8.	Memberships in exchanges:			
	A. Owned, at market			
	[0190]			
	B. Owned, at cost		[0650]	
	C. Contributed for use of the company, at market value		[0660]	0 [0900]
9.	Investment in and receivables from affiliates, subsidiaries and associated partnerships	[0480]	[0670]	0 [0910]
10.	Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization	[0490]	[0680]	0 [0920]
11.	Other assets	[0535]	470 [0735]	470 [0930]
12.	**TOTAL ASSETS**	14,392 [0540]	470 [0740]	14,862 [0940]

LIABILITIES AND OWNERSHIP EQUITY

	Liabilities	A.I. Liabilities	Non-A.I. Liabilities	Total
13.	Bank loans payable	[1045]	[1255]	0 [1470]
14.	Payable to brokers or dealers:			
	A. Clearance account	[1114]	[1315]	0 [1560]
	B. Other	[1115]	[1305]	0 [1540]
15.	Payable to non-customers	[1155]	[1355]	0 [1610]
16.	Securities sold not yet purchased, at market value		[1360]	0 [1620]
17.	Accounts payable, accrued liabilities, expenses and other	[1205]	[1385]	0 [1685]
18.	Notes and mortgages payable:			
	A. Unsecured	[1210]		0 [1690]
	B. Secured	[1211]	[1390]	0 [1700]
19.	Liabilities subordinated to claims of general creditors:			
	A. Cash borrowings:		[1400]	0 [1710]
	1. from outsiders [0970]			
	2. Includes equity subordination (15c3-1(d)) of [0980]			
	B. Securities borrowings, at market value:		[1410]	0 [1720]
	from outsiders [0990]			
	C. Pursuant to secured demand note collateral agreements:		[1420]	0 [1730]
	1. from outsiders [1000]			

	2.	Includes equity subordination (15c3-1(d)) of [1010]			
	D.	Exchange memberships contributed for use of company, at market value		[1430]	0 [1740]
	E.	Accounts and other borrowings not qualified for net capital purposes	[1220]	[1440]	0 [1750]
20.		TOTAL LIABLITIES	0 [1230]	0 [1450]	0 [1760]

Ownership Equity

			Total
21.		Sole proprietorship	[1770]
22.		Partnership (limited partners [1020])	14,862 [1780]
23.		Corporations:	
	A.	Preferred stock	[1791]
	B.	Common stock	[1792]
	C.	Additional paid-in capital	[1793]
	D.	Retained earnings	[1794]
	E.	Total	0 [1795]
	F.	Less capital stock in treasury	[1796]
24.		TOTAL OWNERSHIP EQUITY	14,862 [1800]
25.		TOTAL LIABILITIES AND OWNERSHIP EQUITY	14,862 [1810]

STATEMENT OF INCOME (LOSS)

Period Beginning 07/01/2003 [3932]	Period Ending 09/30/2003 [3933]	Number of months 3 [3931]

REVENUE

1.	Commissions:		
	a.	Commissions on transactions in exchange listed equity securities executed on an exchange	[3935]
	b.	Commissions on listed option transactions	[3938]
	c.	All other securities commissions	[3939]
	d.	Total securities commissions	0 [3940]
2.	Gains or losses on firm securities trading accounts		
	a.	From market making in options on a national securities exchange	[3945]
	b.	From all other trading	[3949]
	c.	Total gain (loss)	0 [3950]
3.	Gains or losses on firm securities investment accounts		[3952]
4.	Profit (loss) from underwriting and selling groups		[3955]
5.	Revenue from sale of investment company shares		[3970]
6.	Commodities revenue		[3990]
7.	Fees for account supervision, investment advisory and administrative services		[3975]
8.	Other revenue		1,827 [3995]
9.	Total revenue		1,827 [4030]

EXPENSES

10.	Salaries and other employment costs for general partners and voting stockholder officers		[4120]
11.	Other employee compensation and benefits		[4115]
12.	Commissions paid to other broker-dealers		[4140]
13.	Interest expense		[4075]
	a.	Includes interest on accounts subject to subordination agreements [4070]	
14.	Regulatory fees and expenses		[4195]
15.	Other expenses		25 [4100]
16.	Total expenses		25 [4200]

NET INCOME

17.	Net Income(loss) before Federal Income taxes and items below (Item 9 less Item 16)		1,802 [4210]
18.	Provision for Federal Income taxes (for parent only)		[4220]
19.	Equity in earnings (losses) of unconsolidated subsidiaries not included above		[4222]
	a. After Federal income taxes of	[4238]	
20.	Extraordinary gains (losses)		[4224]
	a. After Federal income taxes of	[4239]	
21.	Cumulative effect of changes in accounting principles		[4225]
22.	Net income (loss) after Federal income taxes and extraordinary items		1,802 [4230]

MONTHLY INCOME

23.	Income (current monthly only) before provision for Federal income taxes and extraordinary items	1,511 [4211]

EXEMPTIVE PROVISIONS

25. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based

A. (k) (1)--Limited business (mutual funds and/or variable annuities only) ☑ [4550]

B. (k) (2)(i)--"Special Account for the Exclusive Benefit of customers" maintained ☐ [4560]

C. (k) (2)(ii)--All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm(s) ☐ [4570]

Clearing Firm SEC#s	Name	Product Code
8- ____ [4335A]	____ [4335A2]	____ [4335B]
8- ____ [4335C]	____ [4335C2]	____ [4335D]
8- ____ [4335E]	____ [4335E2]	____ [4335F]
8- ____ [4335G]	____ [4335G2]	____ [4335H]
8- ____ [4335I]	____ [4335I2]	____ [4335J]

D. (k) (3)--Exempted by order of the Commission ☐ [4580]

COMPUTATION OF NET CAPITAL

1.	Total ownership equity from Statement of Financial Condition			14,862 [3480]
2.	Deduct ownership equity not allowable for Net Capital			[3490]
3.	Total ownership equity qualified for Net Capital			14,862 [3500]
4.	Add:			
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital			0 [3520]
	B. Other (deductions) or allowable credits (List)			
		[3525A]	[3525B]	
		[3525C]	[3525D]	
		[3525E]	[3525F]	0 [3525]
5.	Total capital and allowable subordinated liabilities			14,862 [3530]
6.	Deductions and/or charges:			
	A. Total nonallowable assets from Statement of Financial Condition (Notes B and C)		470 [3540]	
	B. Secured demand note deficiency		[3590]	
	C. Commodity futures contracts and spot commodities - proprietary capital charges		[3600]	
	D. Other deductions and/or charges		[3610]	-470 [3620]
7.	Other additions and/or credits (List)			
		[3630A]	[3630B]	
		[3630C]	[3630D]	
		[3630E]	[3630F]	0 [3630]
8.	Net capital before haircuts on securities positions			14,392 [3640]
9.	Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):			
	A. Contractual securities commitments		[3660]	
	B. Subordinated securities borrowings		[3670]	
	C. Trading and investment securities:			
	1. Exempted securities		[3735]	
	2. Debt securities		[3733]	
	3. Options		[3730]	
	4. Other securities		[3734]	

D. Undue Concentration		[3650]	
E. Other (List)			
	[3736A]	[3736B]	
	[3736C]	[3736D]	
	[3736E]	[3736F]	
		0 [3736]	0 [3740]
10. Net Capital			14,392 [3750]

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6-2/3% of line 19)	0 [3756]
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note(A)	5,000 [3758]
13. Net capital requirement (greater of line 11 or 12)	5,000 [3760]
14. Excess net capital (line 10 less 13)	9,392 [3770]
15. Excess net capital at 1000% (line 10 less 10% of line 19)	14,392 [3780]

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition			0 [3790]
17. Add:			
A. Drafts for immediate credit		[3800]	
B. Market value of securities borrowed for which no equivalent value is paid or credited		[3810]	
C. Other unrecorded amounts(List)			
	[3820A]	[3820B]	
	[3820C]	[3820D]	
	[3820E]	[3820F]	
		0 [3820]	0 [3830]
19. Total aggregate indebtedness			0 [3840]
20. Percentage of aggregate indebtedness to net capital (line 19 / line 10)		%	0 [3850]

OTHER RATIOS

21.	Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)	% 0 [3860]

SCHEDULED WITHDRAWALS

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

Type of Proposed Withdrawal or Accrual	Name of Lender or Contributor	Insider or Outsider	Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities)	Withdrawal or Maturity Date (MMDDYYYY)	Expect to Renew
_ [4600]	[4601]	[4602]	[4603]	[4604]	[4605]
_ [4610]	[4611]	[4612]	[4613]	[4614]	[4615]
_ [4620]	[4621]	[4622]	[4623]	[4624]	[4625]
_ [4630]	[4631]	[4632]	[4633]	[4634]	[4635]
_ [4640]	[4641]	[4642]	[4643]	[4644]	[4645]
_ [4650]	[4651]	[4652]	[4653]	[4654]	[4655]
_ [4660]	[4661]	[4662]	[4663]	[4664]	[4665]
_ [4670]	[4671]	[4672]	[4673]	[4674]	[4675]
_ [4680]	[4681]	[4682]	[4683]	[4684]	[4685]
_ [4690]	[4691]	[4692]	[4693]	[4694]	[4695]
		TOTAL $	0 [4699]		

Omit Pennies

Instructions Detail listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and payments of liabilities secured by fixed assets (which are considered allowable assets in the capital computation pursuant to Rule 15c3-1(c)(2)(iv)), which could be required by the lender on demand or in less than six months.

Withdrawal Code	Description
1	Equity Capital
2	Subordinated Liabilities
3	Accruals
4	15c3-1(c)(2)(iv) Liabilities

STATEMENT OF CHANGES

STATEMENT OF CHANGES IN OWNERSHIP EQUITY (SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1.	Balance, beginning of period			13,061 [4240]
	A.	Net income (loss)		1,802 [4250]
	B.	Additions (includes non-conforming capital of	[4262])	[4260]
	C.	Deductions (includes non-conforming capital of	[4272])	[4270]
2.	Balance, end of period (From item 1800)			14,863 [4290]

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

3.	Balance, beginning of period		[4300]
	A.	Increases	[4310]
	B.	Decreases	[4320]
4.	Balance, end of period (From item 3520)		0 [4330]

Crisp Hughes Evans Brokerage LLC

Reconciliation of net capital per 9/30/03 FOCUS Part IIA Quarterly 17a-5(a) report with net capital per audit report as of 9/30/03:

Net capital per FOCUS report as of 9/30/03	$ 14,392
September 2003 commissions receivable from affiliate broker-dealer	538
June 2003 commissions receivable from related party	629
Net capital per audit report as of 9/30/03	$ 15,559

Crisp Hughes Evans Brokerage LLC
(A Subsidiary of Crisp Hughes Evans Financial Services LLC)

Audited Financial Statements

For the twenty-four months ended September 30, 2003

Table of Contents



Gamble Givens & Moody LLC

133 East First North Street, Suite 9
Summerville, SC 29483
Tel: 843.937.9710
Fax: 843.875.4919

200 Meeting Street, Suite 401
Charleston, SC 29401
Tel: 843.937.9710
Fax: 843.723.9573

2 Beachwalker Drive, Suite 7A
Kiawah Island, SC 29455
Tel: 843.768.0209
Fax: 843.768.0701

www.ggmcpa.com
CPActive@ggmcpa.com

Independent Auditor's Report

Board of Directors
Crisp Hughes Evans Brokerage LLC
Greenville, South Carolina:

We have audited the accompanying statement of financial condition of Crisp Hughes Evans Brokerage LLC (a wholly-owned subsidiary of Crisp Hughes Evans Financial Services LLC) as of September 30, 2003 and the related statements of income, changes in member's equity, and cash flows for the twenty-four months then ended, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Crisp Hughes Evans Brokerage LLC at September 30, 2003, and the results of their operations and their cash flows for the twenty-four months then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Gamble Givens + Moody LLC

Charleston, South Carolina
November 13, 2003

GGM
The Family of Solutions

Crisp Hughes Evans Brokerage LLC

Statement of Financial Condition

		September 30, 2003
Allowable Assets		
Cash and cash equivalents	$	14,392
Receivable-affiliate broker/dealer		538
Receivable-related party		629
Nonallowable Assets		
Central registration depository account		470
Total Assets		16,029
Liabilities		
None		-
Equity		
Member's equity		16,029
Total Liabilities and Equity	$	16,029

The accompanying notes are an integral part of these financial statements.

Statement of Income

	For the twenty-four months ended September 30, 2003
Revenues	
Affiliate broker/dealer income-commissions	$ 6,704
Total revenue	6,704
Expenses	
Affiliate broker/dealer expenses	396
Fidelity bonds	764
Registration fees	3,830
Other regulatory fees	660
Bank charges	112
Total expenses	5,762
Net Income (Loss)	$ 942

The accompanying notes are an integral part of these financial statements.

Statement of Changes in Member's Equity

		Member's Equity
Balance, October 1, 2001	$	-
Capital contributions		15,087
Net income		942
Balance, September 30, 2003	$	16,029

The accompanying notes are an integral part of these financial statements.

Crisp Hughes Evans Brokerage LLC

Statement of Cash Flows

	For the twenty-four months ended September 30, 2003
Cash Flows from Operating Activities	
Cash received:	
From affiliate broker/dealer-commissions	$ 5,537
Cash payments:	
To NASD	(4,960)
To affiliate broker/dealer	(396)
For insurance	(764)
For bank charges	(112)
Net cash provided (used) by operating activities	(695)
Cash Flows from Financing Activities	
Capital infusion	15,087
Net cash provided (used) by financing activities	15,087
Net Increase (Decrease) in Cash and Cash Equivalents	14,392
Cash and Cash Equivalents, October 1, 2001	-
Cash and Cash Equivalents, September 30, 2003	$ 14,392

The accompanying notes are an integral part of these financial statements.

Statement of Cash Flows

	For the twenty-four months ended September 30, 2003
Operating Activities Reconciliation of Net Income (Loss) to Net Cash Provided by Operating Activities	
Net Income (Loss)	$ 942
Adjustments to Reconcile Net Income (Loss) to Net Cash Provided (Used) by Operating Activities:	
Change in operating assets and liabilities:	
(Increase) decrease in:	
Central registration depository account	(470)
Receivable-affiliate broker/dealer	(538)
Receivable-related party	(629)
Total adjustments	(1,637)
Net cash provided (used) by operating activities	$ (695)

1. Summary of Significant Accounting Policies

This summary of significant accounting policies of Crisp Hughes Evans Brokerage LLC is presented to assist in understanding the Company's financial statements. The financial statements and notes are the representation of the Company's management, who is responsible for their integrity and objectivity. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

Organization and Nature of Business

Crisp Hughes Evans Brokerage LLC is broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). The Company is a South Carolina Limited Liability Company and wholly owned subsidiary of Crisp Hughes Evans Financial Services LLC that was organized in June of 2000.

The Company operates a limited securities business consisting of investment company products under SEC Rule 15c3-1(a)(2)(vi). Products sold include mutual funds and variable products which are processed on an application way basis, whereby the product application and customer check are promptly forwarded to the product sponsor or underwriter. The Company does not hold funds or securities for or owe money or securities to customers.

The Company's receives referral and commission income from an affiliated NASD member firm for the sale of general securities, mutual funds and variable products.

Limited Liability Company

The single member of Crisp Hughes Brokerage LLC has limited liability.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Actual results could differ from those estimates.

Cash Equivalents

For purposes of the statement of cash flows, the Company considers all short-term debt securities purchased with a maturity of three months or less to be cash equivalents.

Income Taxes

The Company was established as a single member Limited Liability Company (LLC) which is disregarded as an entity separate from its owner for Federal Income Tax Purposes. In lieu of corporate income taxes, the members of an LLC are taxed on their proportionate share of the company's taxable income.

2. Concentration of Credit Risk

The Company is engaged in brokerage activities with other broker-dealers. In the event these counter parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter party or issuer of the instrument.

3. Related Party Transactions

The Company is a wholly owned subsidiary of Crisp Hughes Evans Financial Services, LLC (CHEFS). Crisp Hughes Evans LLC, a Certified Public Accounting Firm, owns Seventy five percent of CHEFS. The other twenty five percent is owned by Frank W. Hoyle, Jr. Mr. Hoyle is registered with Cap Pro Brokerage Services, Inc. (Cap Pro), an affiliated NASD member firm and fully disclosed broker-dealer. Crisp Hughes Evans Brokerage LLC receives referral and commission income generated by the sales activities of any Cap Pro registered representative. Total amounts received from Cap Pro for the twenty-four months ended September 30, 2003 totaled $5,537. Total amounts paid to Cap Pro for the twenty-four months ended September 30, 2003 totaled $396. As of September 30, 2003, commissions receivable from Cap Pro totaled $538. Also, as of September 30, 2003 $629 was due from CHEFS in relation to commissions. There were no amounts payable to related parties as of September 30, 2003.

4. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital. As of September 30, 2003, the Company had net capital of $15,559, which was $10,559 in excess of its required net capital of $5,000. The Company had no liabilities as of September 30, 2003 and thus the ratio of aggregate indebtedness to net capital was not applicable.

Crisp Hughes Evans Brokerage LLC

Schedule I -Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

		September 30, 2003
Member's equity per statement of financial condition	$	16,029
Less nonallowable assets:		
Central registration depository account		(470)
Tentative net capital		15,559
Less haircuts		-
Net capital		15,559
Less: Minimum net capital required		5,000
Excess net capital	$	10,559
Ratio: Aggregate indebtedness to net capital		N/A

See accountant's report.



Gamble Givens & Moody LLC

133 East First North Street, Suite 9
Summerville, SC 29483
Tel: 843.937.9710
Fax: 843.875.4919

200 Meeting Street, Suite 401
Charleston, SC 29401
Tel: 843.937.9710
Fax: 843.723.9573

2 Beachwalker Drive, Suite 7A
Kiawah Island, SC 29455
Tel: 843.768.0209
Fax: 843.768.0701

www.ggmcpa.com
CPActive@ggmcpa.com

Report on Internal Control Required by SEC Rule 17a-5

Board of Directors
Crisp Hughes Evans Brokerage LLC
Greenville, South Carolina

In planning and performing our audit of the financial statements and supplemental schedule of Crisp Hughes Evans Brokerage LLC (a wholly-owned subsidiary of Crisp Hughes Evans Financial Services LLC) for the twenty-four months ended September 30, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at September 30, 2003, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc. (NASD), and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Gamble Givens & Moody LLC

Charleston, South Carolina
November 13, 2003